American Riding Tours, Inc.

A Nevada Corporation

_________________________________________________________________________________

848 N. Rainbow Blvd., #136, Las Vegas, Nevada 89107-1103

Telephone: (702) 277-5916

November 25, 2013

VIA EMAIL AND EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Staff Attorney

Re: American Riding Tours, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 31, 2013

File No. 333-191272

Dear Mr. Field:

On behalf of American Riding Tours, Inc. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 15, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on September 20, 2013 and amended October 31, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 2 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. We note your response to our prior comment 2 and were not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding prepaid legal expenses, no revenues to date and appear to have no or nominal operations. Please revise the prospectus throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 9 accordingly.

Response: We respectfully note the Staff's comment. We concur with your assessment, and we have revised the document to reflect we are a shell company.

Prospectus Cover Page

2. We note your response to our prior comment 5 and reissue. Please refer to the fourth paragraph. We note your disclosure that “the offering will close on [date], 2013.” Please revise to clarify the duration of the company’s offering. Refer to Item 501(b)(8)(iii) of Regulation S-K regarding the inclusion of a date for when a best efforts offering will end. Additionally, we note that this is not the type of information that may be omitted pursuant to Rule 430A of the Securities Act of 1933. Please fill in these blanks with your next amendment. To the extent the duration of your offering needs to be revised, such revisions can be made in subsequent amendments.

Response: We have filled-in the blanks to state the best efforts offering will end on April 30, 2014. We appreciate that you will allow us to move this date forward in subsequent amendments, if we need to do so.

Prospectus Summary, page 3 Our Company, page 4

3. We note your response to our prior comment 8 and reissue in part. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the Description of Business section on page 35 to provide a detailed summary of your business and current operations. To the extent that you discuss future business plans here, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations. This includes the need for financing. If financing may not be available, please clarify that.

Response: We have revised our disclosure under "Prospectus Summary" and on Page 35 to describe our business and current operations. We have deleted the discussion of future business plans.

4. Please also clearly indicate, as you have under “Plan of Operations,” that the company, without any additional funding, does not have sufficient cash to finance its operations for a period of twelve months.

Response: We have clearly indicated that "without any additional funding, we do not have sufficient cash to finance our operations for a period of twelve months."

Risk Factors, page 9

5. We note your response to our prior comment 17 and reissue. We note that a large number of risk factors appear overly generic and could apply to any business. We also note that certain risk factors continue to include references which do not appear applicable to your business. For example and without limitation, refer to:

•         the first risk factor on page 9 and the references to “early stages of research” and “acquisition strategies;” and

•         the last risk factor on page 11 and the references to “larger event planning agencies,” “the selection of events [you] could bid on” and “profitable events.”

These references do not appear applicable to your business and plan of operations. Please revise your risk factors so that they are narrowly tailored towards your business. Please note that we may have additional comments upon revision of this entire section.

Response: We went through all of the risk factors to make sure they represent our business model. We made appropriate revisions where necessary. Further, we corrected and clarified the aforementioned risk factors on page 9 and 11.

6. Please revise to include a risk factor discussing the related-party loan with Mr. Zimmerman to include any risks related to your ability to repay this loan and any risks due to the loan being payable on demand.

Response: In the first section of our risk factors, relating to our financial condition, we added a risk factor which discusses the related-party loan with Mr. Zimmerman and its ramifications.

We may not be able to attain profitability without additional funding, page 10

7. We note your response to our prior comment 20 and reissue in part. We note your zero cash balance, your current liabilities of $2,000, your anticipated burn rate, pre and post offering, of $800 per month, your disclosure that you require an additional $100,000 for working capital and that you will need capital to cover the costs of being a public company of $10,000 this year and $12,000 per year going forward. We also note that the amounts disclosed in this risk factor do not appear to factor in the above expenses. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations. Please also revise the Prospectus Summary section on page 4 and Cash Requirements section on page 44 to disclose such additional financing requirements.

Response: We have revised to quantify our expected near term and long term additional financing requirements which are necessary to continue operations and to implement our plan of operations. We have also revised the Prospectus Summary and Cash Requirement sections accordingly.

Future sales of shares by existing controlling stockholders, page 17

8. We note your response to our prior comment 21 and reissue. Given your status as a shell company, please revise to discuss any limitations imposed by Rule 144(i) of Securities Act of 1933.

Response: Based on your comment, we have completed revised the disclosure under this risk factor to indicate we are a shell company, and we discussed the limitations imposed by Rule 144(i) of Securities Act of 1933.

Shares Eligible for Future Sale, page 33

Special Provisions for “Shell Companies,” page 33

9. We note your response to our prior comment 27 and reissue. Please revise to clarify that you are a shell company.

Response: We revised this section to clearly state that we are a “shell company” within the meaning of Rule 405.

Description of Business, page 35 Company Overview, page 35

10. We note your response to our prior comment 28 and reissue in part. Please revise this section to provide a clear picture of your business and current operations. We note that the disclosure in this section appears anticipatory in nature. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent you discuss your future plans for operations throughout this section, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

Response: We respectfully note the Staff's comment. We did our best and added additional disclosure to balance our discussion with a time frame for implementing future plans and steps involved. We also made it very clear that financing is currently not available to us.

11. We note your response to our prior comment 30 and reissue. Please refer to the fifth paragraph. We note that the net loss amount disclosed in this paragraph does not align with your interim financial statements. In this regard, we note your interim financial statements disclose a net loss of $5,000 and a net loss applicable to common stockholders of $15,000 for the period from February 27, 2013 to September 30, 2013. Please reconcile or advise.

Response: We have reconciled the disclosure to include the numbers reflected in our interim financials.

12. Please refer to the sixth paragraph. We note your disclosure that “[m]anagement believes [you] have sufficient funds to pay for legal and accounting expenses to maintain [your] status as full reporting company for the next twelve (12) months.” Please reconcile this disclosure with your disclosure in the Plan of Operations section on page 42 that “[m]angement believes, without any additional funding or revenues, the [c]ompany does not have sufficient cash to finance its operations for a period of twelve months, which estimate includes the additional expenses the [c]ompany will incur upon becoming a reporting company.”

Response: We have revised the sixth paragraph to state, "Management does not believe we have sufficient funds to pay for legal and accounting expenses to maintain our status as full reporting company for the next twelve (12) months. Based on this shortfall, management has agreed to donate sufficient funds to the company to keep it operational for the next twelve (12) months."

Tours to be Offered by the Company, page 36

13. We note your response to our prior comment 29 and reissue in part. Please revise to discuss in greater detail your intended motorcycle tours to include tour logistics, equipment, duration, pricing, expenses, etc. The description as currently drafted is overly generic. Please include enough information so that investors can clearly understand the nature and scope of your anticipated tours and how you intend to generate revenue. We offer some additional guidance in the comments below. Please note that we may have additional comments upon revision of this section.

Response: We have expanded the disclosure to provide greater detail our intended motorcycle tours.

14. We note that you intend to offer single day and multiday tours and that customers will be expect to provide their own equipment. Where will tours start and stop from? How long will these tours be? Will you be picking up customers from their area hotels or will customers be required to coordinate all equipment rentals and returns on their own? Please revise to discuss in greater detail the logistics of your anticipated tours. Balance the disclosure as well to indicate that there is no guarantee that you will able to implement these anticipated tours.

Response: We have provided detailed information concerning what we expect to be three popular tour destinations. This includes: a) Mt. Charleston and Spring Mountains; b) Valley of Fire, Lake Mead and Hoover Dam; and c) Grand Canyon. We have disclosed detailed information concerning the logistics of these anticipated tours. We have added that there is no guarantee that we shall be able to implement these anticipated tours.

15. We note that you do not own any assets. How will your employees provide these tours? To the extent that you intend to use rental equipment, please revise to clarify that fact and discuss any associated costs.

Response: We stated in the Registration Statement that we plan to purchase Bluetooth headsets with the proceeds of this Offering. The tour participants will be provided with Bluetooth headset to use for the duration of the tour(s) in order to communicate with their guide. We do not require any additional rental equipment to offer these tours.

16. We note that you intend to price your single day tours between $200 and $400 and multiday tours at $300 per day. Please revise to discuss in greater detail what services or products will be provided in connection with each tour. For example, we note that you plan to provide maps and detailed information on the areas being visited. Will you be providing any meals or refreshments? Who covers the cost of gas? With respect to your multiday tours, who covers the cost of hotels?

Response: We have added disclosure and discussed in further detail the services we plan to provide in connection with each tour, including discussion of meals and hotel costs included.

17. With respect to your anticipated tours, please revise to discuss in greater detail the expenses that you expect to incur so that investors can clearly understand your anticipated pricing in comparison to your anticipated expenses.

Response: We have added disclosure to discuss in greater detail the expenses that we expect to incur by hiring independent contractor tour operators.

Marketing Strategy, page 37

18. We note your response to our prior comment 33 and reissue. We note that you intend to pursue a multi-pronged marketing strategy including direct marketing, marketing through the internet, magazines, industry publications, newspapers and other print media, marketing at trade shows and other industry specific events, marketing through joint venture partnerships and through your website. Please revise this section, the Web Site and Internet Presence, Social Media and Business Networks, Direct Sales and Media Exposure sections to discuss in greater detail the time frame for implementing these future plans and the associated costs. In this regard, we note that you have only discussed costs with respect to the development of your website and social media presence and have not discussed the specific time frame for implementing these future plans with respect to any of your marketing strategies. Please revise as applicable.

Response: Based on our limited resources, at this time, management has decided not to pursue social media, business networks, and media exposure, as marketing tools. As such we have deleted these references from the Registration Statement.

Need for Government Approval, page 39

19. Please advise, with a view towards revised disclosure, whether you have applied for this business license. Please also revise to quantify the costs associated with applying for and maintaining this business license.

Response: American Riding Tours paid $200 to the State of Nevada for its Business License, which is current until its renewal date in February 2014. This $200 fee is part of our organizational costs. Supplementally, the $500 organization fee is broken down as follows: $175 Articles of Incorporation; $125 Initial List of Officers & Directors; and $200 State Business License.

Management’s Discussion and Analysis, page 41

Plan of Operation, page 42

20. We note your response to our prior comment 35 and reissue. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that the Description of Business section on page 35 contemplates planned activities beyond those set forth in this plan of operations. For example, we note that you plan to offer various motorcycle tours, rent additional office space, hire and train additional employees, build a website and commence a marketing campaign. Please revise this section to discuss the timelines and associated costs of each planned activity. Additionally, we expect you to clearly detail all costs and tie those costs to your disclosed additional capital requirement of $100,000. We also expect detailed timelines with respect to each step in your business plan. Please revise accordingly.

Response: We have included a timeline of our proposed activities in executing our business plan and the associated costs for each activity under Plan of Operation.

21. We note your disclosure in the second paragraph that if the offering falls short and management does not contribute additional funds that you will have to cease operations. Please reconcile such disclosure with your disclosure in the third paragraph that “[i]f [you] experience losses in [your] first year of business operations, [you] do not believe such losses would prevent [you] from continuing [your] operations for [your] first year, based on [your] current cash reserves and prepaid legal expenses.” Additionally, we note that you do not have any cash reserves.

Response: We have deleted the first sentence in the third paragraph as it not consistent with the disclosure in the second paragraph.

Results of Operations, page 44

From February 27, 2013 (Inception) through September 30, 2013, page 44

22. Please refer to the last two sentences of the first paragraph. We note that you have incurred general and administrative fees of $5,000. Please revise the last sentence to accurately detail such fees. In this regard, we note that you have only detailed $3,000 of such fees. Please revise as applicable.

Response: We have revised the last sentence to accurately the detail such fees.

Legal Matters, page 56

23. We note your response to our prior comment 39 and reissue. We note that counsel’s opinion opines on both your common and preferred stock being offered hereby. Please revise this section accordingly.

Response: We have revised this section to note our counsel's opinion opines on both our common and preferred stock.

Exhibit 5.1

24. We note your response to our prior comment 40 and reissue. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between shares being offered by the company and the shares being offered by the selling securityholder.

Response: Our corporate counsel has provided us with a revised opinion to clarify the nature of the offering.

25. We note your response to our prior comment 41 and reissue. Please have counsel revise the second numbered opinion to opine that (i) the 300,000 shares of common stock being offered by the company will be legally issued, fully paid and non-assessable, (ii) the 200,000 shares of Series A Convertible Preferred Stock being offered by the selling securityholder are legally issued, fully paid and non-assessable and (iii) the 20,000,000 shares of common stock being offered by the selling securityholder upon conversion of the Series A Convertible Preferred Stock in accordance with the company’s Articles of Incorporation will be legally issued, fully paid and non-assessable.

Response: Our corporate counsel has revised the second number opinion accordingly.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

American Riding Tours, Inc.

By: /s/ Edward Zimmerman III

Edward Zimmerman III

President and Chief Executive Officer

cc: Thomas C. Cook, Esq.